UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)
Atlantica, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
049143209
(CUSIP Number)
July 22, 2019
(Date of Event Which Requires Filing of this Statement)
Mirabella Holdings, LLC c/o Richland, Gordon & Company 875 North Michigan Avenue Chicago, Illinois 60611 Telephone: (312) 382-9330 Attn: Alan D. Gordon
with a copy to: Pryor Cashman LLP 7 Times Square New York, NY 10036 Telephone: (212) 421-4100 Attn: Michael Weinsier
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 40.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 049143209	Page 2 of 8

1	NAME OF REPORTING PERSONS Mirabella Holdings, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.2%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 049143209	Page 3 of 8

1	NAME OF REPORTING PERSONS Alan D. Gordon GS Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.2%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 049143209	Page 4 of 8

1	NAME OF REPORTING PERSONS Alan D. Gordon S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.2%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 049143209	Page 5 of 8

EXPLANATORY NOTE:  The following constitutes Amendment No. 1 to the Schedule 13D filed by the Reporting Persons (this “Amendment”).  This Amendment amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 11, 2007 by the Reporting Persons (the “Original Schedule 13D”), as specifically set forth herein.  Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 1. Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.0001 per share (the “Shares”), of Atlantica, Inc., a Utah corporation (“Atlantica”). The name and address of the principal executive offices of the Issuer are:

Atlantica, Inc.

c/o Richland, Gordon & Company

875 North Michigan Avenue

Chicago, IL 60611

Item 2. Identity and Background

(a)-(c) The undersigned hereby file this Schedule 13D Statement on behalf of (i) Mirabella Holdings, LLC (“Mirabella”); (ii) the Alan D. Gordon GS Trust (the “Trust”); and (iii) Alan D. Gordon (“Mr. Gordon”). Mirabella, the Trust and Mr. Gordon are sometimes referred to herein as the “Reporting Persons.”

The address of the principal business and the principal office of Mirabella is c/o Richland, Gordon & Company, 875 North Michigan Avenue, Chicago, Illinois 60611. The name, business address, present principal occupation or employment and citizenship of Mirabella’s sole executive officer, Alan D. Gordon, its President and a United States citizen, is c/o Richland, Gordon & Company, 875 North Michigan Avenue, Chicago, Illinois 60611. Mirabella is a Delaware limited liability company owned by the Trust.

The address of the principal business and the principal office of the Trust is c/o Richland, Gordon & Company, 875 North Michigan Avenue, Chicago, Illinois 60611.

The address of the principal business and the principal office of Mr. Gordon is c/o Richland, Gordon & Company, 875 North Michigan Avenue, Chicago, Illinois 60611. Mr. Gordon has served as the Chairman and Chief Executive Officer of Richland, Gordon & Company, a private investment firm, since 1983, has also served as the President of Mirabella since 2007, and has been the trustee of the Trust since 2000. Mr. Gordon has also served as the President and Chief Executive Officer of Atlantica since June 2007 and as a member of the Board of Directors of Atlantica since July 2007.

(d) During the past five years, Mr. Gordon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Gordon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gordon is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The 2,390,800 Shares of Atlantica beneficially owned by the Reporting Persons were directly acquired by Mirabella as described in Item 4 below with available cash on hand.

SCHEDULE 13D

CUSIP No. 049143209	Page 6 of 8

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is supplemented to add the following paragraph at the end of Item 4:

Pursuant to Share Purchase Agreements that Mirabella entered into with certain sellers on June 19, 2019, Mirabella acquired from such sellers on July 22, 2019 a total of 423,928 Shares, representing approximately 17.2% of Atlantica’s currently outstanding Shares, for an aggregate purchase price of $21,196.40 in cash. Following the purchase of such Shares, Mirabella owns approximately 97.2% of Atlantica’s currently outstanding Shares.

Item 5. Interest in Securities of the Issuer

(a) and (b) The number of Shares of Atlantica beneficially owned by the Reporting Persons are as follows:

Name	Aggregate Number of Shares Owned	Percentage of Outstanding Shares (1)
Mirabella	2,390,800	97.2%
Trust	2,390,800 (2)	97.2%
Alan D. Gordon	2,390,800 (3)	97.2%

(1)	Based on 2,458,590 Shares outstanding as of July 22, 2019

(2)	Includes 2,390,800 Shares owned by Mirabella. The Trust owns Mirabella and in such capacity may be deemed to have voting and dispositive power over the shares owned by Mirabella.

SCHEDULE 13D

CUSIP No. 049143209	Page 7 of 8

The Trust disclaims beneficial ownership, within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of such shares, except to the extent of its pecuniary interest therein.

(3)

Includes 2,390,800 Shares owned by Mirabella, which is owned by the Trust. Mr. Gordon is the trustee of the Trust and in such capacity may be deemed to have voting and dispositive power over the shares owned by Mirabella. Mr. Gordon disclaims beneficial ownership, within the meaning of Section 16 of the Exchange Act, of such shares, except to the extent of his pecuniary interest therein.

(c) Inapplicable

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See response to Item 4.

Except for the agreements described in Item 7, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Atlantica, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit A	Agreement Pursuant to Rule 13d-1(k). (Filed as Exhibit A to the Original Schedule 13D and incorporated herein by reference).

Exhibit 2.1

Stock Purchase Agreement dated as of June 29, 2007 among Mirabella Holdings, LLC, the sellers identified therein and the representative of the sellers identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Atlantica, Inc. on July 3, 2007 (the “Atlantica Form 8-K”)).

Exhibit 2.2

Share Escrow and Reset Agreement dated as of June 29, 2007 among Mirabella Holdings, LLC, the sellers identified therein, the representative of the sellers identified therein, Atlantica, Inc. and the escrow agent thereunder (incorporated by reference to Exhibit 10.3 to the Atlantica Form 8-K).

Exhibit 2.3	Form of Share Purchase Agreement entered into between Mirabella and certain sellers signatory thereto dated June 19, 2019.

SCHEDULE 13D

CUSIP No. 049143209	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2019

MIRABELLA HOLDINGS, LLC

By:	Alan D. Gordon GS Trust, its Member

	By:	/s/ Alan D. Gordon
		Name:	Alan D. Gordon
		Title:	Trustee

ALAN D. GORDON GS TRUST

By:	/s/ Alan D. Gordon
	Name:	Alan D. Gordon
	Title:	Trustee

/s/ Alan D. Gordon
ALAN D. GORDON